File No. 70-10086

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            Form U-1
                  Pre-Effective Amendment No. 3
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                      New Orleans, LA 70113

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


           Renae Conley                  Steven C. McNeal
           President                     Vice President and Treasurer
           Entergy Louisiana, Inc.       Entergy Services, Inc.
           639 Loyola Avenue             639 Loyola Avenue
           New Orleans, LA 70113         New Orleans, LA 70113



           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

           Mark G. Otts, Esq.           William T. Baker, Jr.
           Entergy Services, Inc.       Kimberly M. Reisler
           639 Loyola Avenue            Thelen Reid & Priest LLP
           New Orleans, LA 70113        40 W. 57th Street
           (504) 576-5228               New York, New York 10019
           (504) 576-4150 (fax)         (212) 603-2000
                                        (212) 603-2001 (fax)

This Application/Declaration is amended and restated in its entirety as follows:

Item 1.   Description of Proposed Transaction.

     1.1 Introduction.

     This Application/Declaration seeks authorization and approval of the Commission with respect to the ongoing financing activities of Entergy Louisiana, Inc. ("ELI") and the creation of specified types of new subsidiaries relating thereto.

     1.2  Description of Entergy Louisiana, Inc.

     ELI, a Louisiana corporation, is a wholly-owned public utility subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act").

     1.3  Description of ELI's Current Financing Authority.

     By order dated March 12, 1998, ELI is authorized to engage in a program of external financing and related transactions through December 31, 2002 (the "Current Order"). Specifically, the Commission authorized ELI to (i) issue and sell up to a combined aggregate principal amount of $600 million of first mortgage bonds and/or debentures, with maturities not later than forty years and fifty years, respectively, (ii) issue and sell up to a combined aggregate principal amount of $260 million of preferred stock and equity-linked securities, and (iii) enter into arrangements for the issuance and sale of tax-exempt bonds in an aggregate principal amount of up to $420 million for the financing of pollution control facilities and sewage and/or solid waste disposal facilities, including the issuance and pledge of first mortgage bonds issued as collateral security for such tax-exempt bonds in an aggregate principal amount of up to $455 million (such $455 million was not included in the $600 million referenced in (i) above).

     1.4 Summary of Requested Approvals. ELI requests approval for a program of external financing and other related proposals for the period through March 31, 2006 ("Authorization Period"), as follows:

   (i) ELI requests authority to issue and sell from time to time first mortgage bonds ("First Mortgage Bonds"), preferred stock ("Preferred Stock"), unsecured long-term indebtedness ("Long-term Debt") and, directly or indirectly through one or more financing subsidiaries (as described in Item 1.4(iv) below), other forms of preferred or equity-linked securities ("Equity Interests") relating to the issuance of such Equity Interests, in all such cases having maturities of up to 50 years in a combined aggregate amount of up to $750 million;

   (ii) In connection with the issuance of Equity Interests, ELI requests authority to issue Notes (as defined below) to the extent of the related issuance of Equity Interests and Equity Contribution (as defined below);

  (iii) ELI requests authority to enter into arrangements for the issuance and sale from time to time of tax-exempt bonds ("Tax-exempt Bonds"), in an aggregate principal amount of up to $420 million, for the financing or refinancing of certain pollution control facilities and/or solid waste disposal facilities, including the possible issuance and pledge of collateral bonds (first mortgage bonds issued as collateral security for such tax-exempt bonds) ("Collateral Bonds") in a combined aggregate principal amount of up to $470 million (such $470 million is not included in the $750 million referenced in (i) above);

   (iv) ELI requests authority (a) to acquire the equity securities of one or more Financing Subsidiaries (as defined below) and/or Special Purpose Subsidiaries (as defined below) and/or Partner Subs (as defined below), organized solely to facilitate financing as discussed below in Section 1.7, (b) to guarantee the securities issued by such Financing Subsidiaries and/or Special Purpose Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and (c) to have the Financing Subsidiaries and/or Special Purpose Subsidiaries pay ELI, either directly or indirectly, dividends out of capital;

    (v) ELI represents that it will not issue any security authorized in this matter if, as a consequence of such issuance, the common equity component of the capital structure of ELI would comprise less than 30% of its total capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K); and

   (vi) ELI represents that it will not publicly issue any senior secured indebtedness that is rated by any nationally recognized statistical rating organization ("nationally recognized statistical rating organization"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act"), unless such securities are rated at the investment grade level as established by at least one such nationally recognized statistical rating organization, except for (a) new debt issued to refund or redeem existing debt that, if voluntarily refunded is at a lower effective after-tax cost of money, (b) debt issued to replace currently maturing debt, or (c) privately-placed debt.

     1.5  Use of Proceeds.

     The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for ELI's general corporate purposes, including (i) financing its capital expenditures, (ii) repaying, redeeming, refunding or purchasing any of its securities pursuant to Rule 42 and/or those issued on ELI's behalf pursuant to Section 9(c)(1), and (iii) financing its working capital requirements.

     1.6  Description of Proposed Financing Program.

     ELI requests authority to issue and sell from time to time during the Authorization Period First Mortgage Bonds, Long-term Debt, Preferred Stock and Equity Interests in an aggregate amount up to a combined aggregate principal amount of $750 million and enter into arrangements for the issuance and sale of up to an aggregate principal amount of $420 million of Tax-exempt Bonds (including the possible issuance and pledge of up to an aggregate principal amount of $470 million of Collateral Bonds, which $470 million is not included in the $750 million referenced herein) on its behalf. ELI's issuance of First Mortgage Bonds and Long-term Debt and its entering into arrangements for the issuance and sale of Tax-exempt Bonds is subject to its commitment that it will not issue securities pursuant to such authority if, as a consequence of such issuance, the common equity component of its capital structure would comprise less than 30% of its total consolidated capitalization (based upon the financial statements filed with the most recent quarterly report on Form 10-Q or annual report on Form 10-K). ELI's issuance of First Mortgage Bonds and entering into arrangements for the issuance of Tax-exempt Bonds secured by Collateral Bonds are also subject to ELI's commitment not to issue publicly any senior secured indebtedness that is rated by any nationally recognized statistical rating organization, unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, except for (1) new debt issued to refund or redeem existing debt that, if voluntarily refunded, is at a lower effective after-tax cost of money, (b) debt issued to replace currently maturing debt, or (c) privately placed debt.

     Entergy contemplates that the First Mortgage Bonds, Long-term Debt, Tax-exempt Bonds (including Collateral Bonds, if any), Preferred Stock, and Equity Interests would be issued and sold directly to one or more purchasers in negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 (the "Securities Act") in reliance upon one or more applicable exemptions from registration thereunder, or to the public in transactions registered under the Securities Act either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents, acting either as agent or as principal, for resale to the public either directly or through dealers.

          1.6.1 First Mortgage Bonds. ELI proposes to issue First Mortgage Bonds pursuant to its Mortgage and Deed of Trust, dated as of April 1, 1944, to The Bank of New York (successor to Bank of Montreal Trust Company and The Chase National Bank of the City of New York), and Stephen J. Giurlando (successor to Mark F. McLaughlin, Z. George Klodnicki and Carl E. Buckley), as Trustees, and as proposed to be further supplemented by additional supplemental indenture(s) ("Supplemental Indenture"), each relating to one or more new series of First Mortgage Bonds (the "Mortgage"). The First Mortgage Bonds would be issued on the basis of unfunded net property additions and/or previously retired bonds, as permitted and authorized by the Mortgage.
First Mortgage Bonds (a) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (b) may be entitled to mandatory or optional sinking fund provisions, (c) may be issued at fixed or floating rates of interest, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, (e) may be called from existing investors by a third party, (f) may be backed by a bond insurance policy and (g) will have a maturity ranging from one year to 50 years.

          The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to First Mortgage Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on First Mortgage Bonds will not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over the London Interbank Offered Rate ("LIBOR") for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          In each Supplemental Indenture relating to a series of First Mortgage Bonds, ELI may covenant that, so long as any First Mortgage Bonds of such series remain outstanding, ELI will not pay any cash dividends on common stock except from credits to retained earnings, plus a specified amount, plus such additional amounts as shall be approved by the Commission. However, ELI may determine not to include any provisions restricting its ability to pay common stock dividends.

          1.6.2 Long-term Debt. ELI, directly or through a Financing Subsidiary, also proposes to issue and sell from time to time long-term indebtedness. Long-term Debt of a particular series (a) will be unsecured, (b) may be convertible into any other securities of ELI (except common stock), (c) will have a maturity ranging from one year to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, (g) may be issued at fixed or floating rates of interest and (h) may be called from existing investors by a third party.

          The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Long-term Debt will not exceed at the time of issuance the greater of
(a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          1.6.3 Preferred Stock and Equity Interests. ELI proposes to issue and sell shares of its Preferred Stock, Cumulative, $100 Par Value ("$100 Preferred"), or Preferred Stock, Cumulative, $25 Par Value ("$25 Preferred"), as currently authorized by its Restated Articles of Incorporation, as amended ("Articles"). In accordance with the Articles, ELI had authorized and unissued at June 30, 2002, 3,865,000 shares of $100 Preferred and 20,520,000 shares of $25 Preferred. In addition to these denominations, if Preferred Stock shares with different denominations are likely to have a materially better market reception than shares of $100 Preferred or $25 Preferred respectively, ELI may issue and sell such series of Preferred Stock to underwriters for deposit, then deliver to purchasers in a subsequent public offering. ELI also seeks to have the flexibility to issue Equity Interests directly or indirectly through one or more special-purpose Finance Subsidiaries (see
Item 1.7, below) (including specifically, trust preferred securities).

          Preferred Stock or Equity Interests may be issued in one or more series with such rights, preferences and priorities, including those related to redemption, as may be designated in the instrument creating each such series, as determined by ELI's board of directors or an officer authorized thereby. Preferred Stock or Equity Interests may be redeemable or may be perpetual in duration. The dividend rate on any series of Preferred Stock or Equity Interests will not exceed at the time of issuance the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term comparable to the term of such series, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Dividends or distributions on Preferred Stock or Equity Interests, each of which may be issued at fixed or floating dividend or distribution rates, will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods.

          1.6.4 Tax-exempt Bonds (including Collateral Bonds, if any). ELI requests authority to enter into arrangements for the issuance by one or more governmental authorities (each, an "Issuer") on behalf of ELI of up to $420 million in aggregate principal amount of Tax-exempt Bonds (including the possible issuance and pledge by ELI of up to $470 million in aggregate principal amount of ELI Collateral Bonds, which $470 million is not included in the $750 million referenced in Section 1.6.1 above), and ELI proposes to enter into one or more leases, subleases, installment sale agreements or other agreements and/or supplements and/or amendments thereto (collectively, the "Facilities Agreement"), or to enter into one or more refunding agreements and possible supplements and/or amendments thereto (collectively, the "Refunding Agreement") with the respective Issuer(s) that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-exempt Bonds in an aggregate principal amount of up to $420 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer(s) and one or more trustees. Pursuant to the terms of each Facilities Agreement and/or each Refunding Agreement, ELI will be obligated to make payments sufficient to provide for payment by the Issuer(s) of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Tax-exempt Bonds, together with related expenses.


          The proceeds of the sale of Tax-exempt Bonds will be applied to financing, or refinancing tax-exempt bonds issued for the purpose of financing, certain ELI pollution control facilities and/or sewage or solid waste disposal facilities. Pursuant to the terms of each Facilities Agreement, ELI will agree to purchase, acquire, construct and install such facilities unless the facilities are already in operation. In addition, pursuant to the terms of such Facilities Agreement, the respective Issuer(s) may acquire by purchase from ELI the subject pollution control and/or sewage or solid waste disposal facilities that ELI will then repurchase from such Issuer(s).

          The Tax-exempt Bonds of a particular series (a) will have a maturity ranging from one year to 40 years, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at premiums above the principal amount thereof,
(c) may be entitled to mandatory or optional sinking fund provisions, (d) may provide for reset of the coupon pursuant to a remarketing arrangement, (e) may be issued at fixed or floating rates of interest, (f) may be called from existing investors by a third party, (g) may be backed by a municipal bond insurance policy, (h) may be supported by credit support such as a bank letter of credit and reimbursement agreement, (i) may be supported by a lien subordinate to the Mortgage on the facilities related to such Tax-exempt Bonds and (j) may be supported by the issuance and pledge of Collateral Bonds.

          The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to Tax-exempt Bonds of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. The interest rate on Tax-exempt Bonds will not exceed at the time of issuance the greater of (a) 400 basis points over U.S. Treasury securities having a remaining term comparable to the term of such series, if issued at a fixed rate, or 400 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued on behalf of companies.

     1.7  Financing Subsidiaries and Special Purpose
Subsidiaries.

     ELI requests authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries and/or Special Purpose Subsidiaries and/or Partner Subs, which would be organized specifically for the purpose of facilitating the issuance of Equity Interests which would be reported by ELI on its financial statements or the footnotes relating thereto. ELI represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any such entities.1

     No Financing Subsidiary or Special Purpose Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Holding
Company Act.

          1.7.1 Financing Subsidiaries. ELI proposes to acquire all of the outstanding shares of common stock or other equity interests of one or more Financing Subsidiaries. The financing subsidiaries to be so organized are herein referred to individually as a "Financing Subsidiary" and collectively as the "Financing Subsidiaries." In connection with such financing transactions, ELI may enter into one or more guarantee or other credit support agreements in favor of a Financing Subsidiary.

          ELI has heretofore created one direct Financing Subsidiary pursuant to the authority contained in the Current Order in order to increase the tax efficiencies of its operations. Any Financing Subsidiary or Special Purpose Subsidiary organized by ELI pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary or Special Purpose Subsidiary, will likely result in tax savings, increased financial flexibility, increased access to capital markets and/or lower cost of capital for ELI.

          1.7.2 Special Purpose Subsidiaries. In connection with the issuance of certain types of Equity Interests, ELI and/or a Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by ELI, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by ELI, (c) a business trust under the Business Trust Act of the State of Delaware or other jurisdiction considered advantageous by ELI, or (d) any other domestic entity or structure that is considered advantageous by ELI. The special purpose subsidiaries to be so organized are herein referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, ELI or a Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Partner Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests in order to comply with any requirement under the applicable law that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, ELI or a Financing Subsidiary also may organize a Partner Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Partner Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will have a limited partner to the extent required by applicable law.

          ELI, a Financing Subsidiary and/or a Partner Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by ELI, a Financing Subsidiary and/or a Partner Sub being referred to herein as the "Equity Contribution"). ELI and/or a Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Equity Interests by it from time to time to purchase Notes. Alternatively, ELI and/or a Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to ELI and/or a Financing Subsidiary both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of Equity Interests by such Special Purpose Subsidiary from time to time, and ELI and/or such Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings. The Financing Subsidiary or the Special Purpose Subsidiary will then transfer (directly or indirectly) such proceeds to ELI resulting in its payment of dividends out of capital to ELI. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the Equity Interests to which the Notes relate (the maximum principal amount of such Notes will not exceed the aggregate of the related Equity Contribution and Equity Interests).

          ELI or any Financing Subsidiary also proposes to guarantee solely in connection with the issuance of Equity Interests by a Special Purpose Subsidiary (i) payment of dividends or distributions on such securities by the Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the holders of such securities due upon liquidation of such Special Purpose Subsidiary or redemption of the Equity Interests of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Equity Interests. Alternatively, ELI may provide credit support for any such guarantee that is provided by a Financing Subsidiary.

          In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of Equity Interests issued by such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Equity Interests plus any accrued and unpaid dividends or distributions.

          The constituent instruments of each Special Purpose Subsidiary will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Equity Interests from time to time and the lending to a Financing Subsidiary or Partner Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities.

          The amount of any long-term debt or preferred securities issued by any Finance Subsidiary shall be counted against any limitation on the amounts of similar types of securities that ELI may issue directly, as set forth in this Application/Declaration (see Item 1.6, above) or in any other Application/Declaration that may be filed in the future, to the extent that ELI guarantees such securities.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses, including underwriting fees, arrangement fees and up-front fees, incurred or to be incurred in connection with the transactions proposed herein will not exceed 5% of the proceeds of such transactions in the case of First Mortgage Bonds, Long-term Debt, Preferred Stock, Equity Interests and/or Tax-exempt Bonds.

Item 3.  Applicable Statutory Provisions.

     3.1  General.

     Sections 6(a) and 7 of the Holding Company Act are applicable to the issuance and sale of First Mortgage Bonds, Preferred Stock, other forms of preferred or equity-linked securities (including any Notes relating thereto) and Long-term Debt by ELI. Sections 9(a)(1) and 10 of the Holding Company Act are also applicable to ELI's acquisition of the equity securities of any Finance Subsidiary, Special Purpose Subsidiary and/or Partner Sub. Section 12(b) and Rule 45 are applicable to the issuance of any guarantee by ELI and/or any Financing Subsidiary relating to the issuance of Preferred Securities by any Financing Subsidiary and/or any Special Purpose Subsidiary. Section 12(c) and Rule 46 are applicable to the payment of dividends out of capital by any Financing Subsidiary or Special Purpose Subsidiary. Section 12(d) and Rule 44 are applicable to the disposition of the facilities in connection with the issuance of Tax-exempt Bonds on behalf of ELI, and Sections 9(a) and 10 are applicable to their reacquisition. Sections 6(a) and 7 are applicable to the execution of the Facilities Agreement or Refunding Agreement entered into by ELI in connection with the issuance of such Tax-exempt Bonds.

     3.2  Compliance with Rules 53 and 54.

     The transactions proposed herein are also subject to Section 32(h)(4) of the Holding Company Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

      The proposed transactions are subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. Entergy hereby represents that, pursuant to Rule 54 under the Holding Company Act, (1) all of the criteria of Rule 53(a) and (b) are satisfied. Entergy's "aggregate investment" in affiliated EWGs and FUCOs as of June 30, 2002 (approximately $1.804 billion) was approximately 49.87% of Entergy's consolidated retained earnings as of June 30, 2002. Furthermore, Entergy and its consolidated subsidiaries (the "Entergy System") have together complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), with the limitation in Rule 53(a)(3) on the use of Entergy's System operating company personnel in rendering services to affiliated EWGs and FUCOs, and with the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Holding Company Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred.

Item 4.  Regulatory Approval.

     No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration. The Louisiana Public Service Commission exercises jurisdiction over ELI's retail rates and services.

Item 5.  Procedure.

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. ELI requests that the Commission's order authorizing the proposed transactions be issued not later than December 1, 2002, as ELI's current financing authority which this file would replace expires December 31, 2002, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. ELI hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.  Exhibits and Financial Statements.

     A.  Exhibits.

          A-1  Amended and Restated Articles of Incorporation of
               Entergy Louisiana, Inc. effective November 15,
               1999 (incorporated by reference to Exhibit 3(a) to Form S-3 in File No. 333-93683).

          A-2 By-Laws of Entergy Louisiana, Inc., as amended November 26, 1999, and as presently in effect (incorporated by reference to Exhibit 3(b) to Registration Statement on Form S-3 in File No. 333-93683).

          A-3 Mortgage and Deed of Trust, dated as of April 1, 944, as amended by fifty-six supplemental indentures (filed, respectively, as the exhibits and in the file numbers indicated: A-1 in File No. 70-875 (Mortgage); A-2 in File No. 70-1447
               (First); A-1(c) in File No. 70-2497 (Second); A-5 in File No. 70-3126 (Third); A-6 in File No. 70-3297 (Fourth); A-6 in File No. 70-3539 (Fifth); A-7 in File No. 70-3862 (Sixth); A-8 in File No. 70-4209 (Seventh); A-2 in File No. 70-4350 (Eighth); A-2 in File No. 70-4439 (Ninth); A-2 in File No. 70-4512 (Tenth);A-2 in File No.70-4585 (Eleventh);
               A-2 in File No. 70-4700 (Twelfth); A-2 in File No. 70-4793 (Thirteenth); A-2 in File No. 70-4921
               (Fourteenth); A-2 in File No. 70-4982 (Fifteenth); A-2 in File No. 70-5122 (Sixteenth); A-2(a) in
               File No. 70-5242 (Seventeenth); A-2 in File No. 70-5330 (Eighteenth); A-2 in File No. 70-5449 (Ninteenth); A-2 in File No. 70-5550- (Twentieth); A-6 in File No. 70-5598 (Twenty-first); A-2 in
               File No. 70-5711 (Twenty-second); A-2 in File No. (Twenty-third); C-1 to Rule 24 Certificate in File No. 70-6102 (Twenty-fourth); C-1 to Rule 24 Certificate in File No. 70-6169 (Twenty-fifth); C-1 to Rule 24 Certificate in File No. 70-6278 (Twenty-sixth); C-1 to Rule 24 C4ertificate in
               File No. 70-6355 (Twenty-seventh); C-1 to Rule 24 Certificate in File No. 70-6508 (Twenty-eighth); C-1 to Rule 24 Certificate in File No. 70-6556 (Twenty-ninth); C-1 to Rule 24 Certificate dated December1, 1981, in File No. 70-6635 (Thirtieth); C-1 to Rule 24 Certificate dated March 1, 1983, in File No. 70-6834 (Thirty-first); C-1 to Rule 24 Certificate dated September 1, 1983, in File No. 70-6886 (Thirty-second); C-1 to Rule 24
               Certificate dated August 30,1984, in File No. 70-6993 (Thirty-third); C-2 to Rule 24 Certificate dated November 7, 1984, in File No. 70-6993 (Thirty-fourth); C-3 to Rule 24 Certificate dated December 19, 1984, in File No. 70-6993 (Thirty-fifth); A-2(a) to Rule 24 Certificate, in File No. 70-7166 (Thirty-sixth); A-2(a) in File No. 70-7226
               (Thirty-seventh); C-1 to Rule 24 Certificate in File No.70-7270 (Thirty-eighth); 4(a) to Quarterly Report on Form 10-Q for the Quarter ended June 30, 1988 in File No. 1-8474 (Thirty-ninth); A-2 to
               Rule 24 Certificate dated December 23, 1988, in File No. 70-7553 (Fortieth); A-2(d) to Rule 24 Certificate datedApril12, 1990, in File No. 70-7553 (Forty-first); A-3(a) to Rule 24 Certificate dated August 9, 1991, in File No. 70-7822 (Forty-second); A-3(b) to Rule 24 Certificate dated April 23, 1992, in File No. 70-7822 (Forty-third); A-
               2(b) to Rule 24 Certificate dated July30, 1992, in File No. 70-7822 (Forty-fourth); A-3(c) to Rule 24 Certificate dated December 23, 1992, in File No. 70-7822 (Forty-fifth); A-2(c) to Rule 24 Certificate dated April 7, 1993, in File No. 70-7822 (Forty-sixth); A-3(d) to Rule 24 Certificate dated June 4, 1993, in File No. 70-7822 (Forty-seventh); A-3(e) to Rule 24 Certificate dated December 21, 1993, in File No. 70-7822 (Forty-eighth); A-3(e) to Rule 24 Certifcate dated August 1, 1994, in File No. 70-7822 (Forty-ninth); A-4(c)
               to Rule 24 Certificate dated September 28, 1994, in File No. 70-7653 (Fiftieth); A-2(a) to Rule 24 Certificate dated April 4, 1996, in File No. 70-8487 (Fifty-first); A-2(a) to Rule 24 Certificate dated April 3, 1998 in 70-9141 (Fifty-second); A-2(b) to Rule 24 Certificate dated April 9, 1999, in 70-9141 (Fifty-third); A-3(a) to Rule 24 Certificate dated July 6, 1999, in 70-9141 (Fifty-fourth); A-2(c) to Rule 24 Certificate dated June 2, 2000, in 70-9141 (Fifty-fifth); and A-2(d) to
               Rule 24 Certificate dated April 4, 2002, in 70-
               9141 (Fifty-sixth).

          B    None at this time.

          C-1 Registration Statement No. 333-93683 relating to first mortgage bonds and debentures (incorporated by reference to Registration Statement on Form S-3 in File No. 333-93683).

          D    Inapplicable.

          E    Inapplicable.

          *F-1 Opinion of Mark G. Otts, Esq., Senior Attorney,
               Corporate and Securities, of Entergy Services,
               Inc.

          **G  Proposed Form of Federal Register Notice.
          _____________
          * To be filed by amendment.
          ** Previously filed in this File No. 70-10086.

B.  Financial Statements.

  FS-1     Entergy Louisiana, Inc.   See Annual Report of
           Consolidated Statement    Entergy Louisiana, Inc.
           of Income for the year    on Form 10-K for the
           ended December 31, 2001   year ended December 31,
                                     2001 in File No. 1-8474

  FS-2     Entergy Louisiana, Inc.   See Annual Report of
           Consolidated Balance Entergy Louisiana, Inc. Sheet as of December 31, on Form 10-K for the
           2001                      year ended December 31,
                                     2001 in File No. 1-8474

  FS-3 Entergy Louisiana, Inc. See Quarterly Report of Consolidated Statement Entergy Louisiana, Inc.
           of Income for the three   on Form 10-Q for the
           and nine months periods quarter ended September ended September 30, 2002 30, 2002 in File No. 1-
                                     8474.

  FS-4 Entergy Louisiana, Inc. See Quarterly Report of Consolidated Balance Entergy Louisiana, Inc.
           Sheet as of September     on Form 10-Q for the
           30, 2002                  quarter ended September
                                     30, 2002 in File No. 1-
                                     8474.


Item 7.  Information as to Environmental Effects.

     None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of ELI that will have an impact on the environment. ELI is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                           Entergy Louisiana, Inc.


                           By:    /s/ Steven C. McNeal
                           Name:  Steven C. McNeal
                           Title: Vice President and Treasurer



Date: November 15, 2002
_______________________________
1 The authority requested in this Item 1.6 (including certain commitments contained in this Item 1.6 and elsewhere in this Application or Declaration) is substantially the same as the Commission has granted to other registered holding companies. See e.g., American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002); Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002).